[redacted]

09055638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 48058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERLING SMITH CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4326A SCOTLAND STREET
(No. and Street)

HOUSTON	TX	77007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(EEPB, P.C. (FORMERLY EASLEY, ENDRES, PARKHILL, & BRACKENDORFF, P.C.)
(Name – *if individual, state last, first, middle name*)

1333 WEST LOOP SOUTH, #1400,	HOUSTON,	TX	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STERLING SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STERLING SMITH CORPORATION, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANNE E PEARSON
My Commission Expires
March 13, 2011

Sterling R Smith
Signature

CFO
Title

Dianne E Pearson
Notary Public

State of Texas
County of Harris

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING SMITH CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2008

CONTENTS

INDEPENDENT AUDITORS' REPORT

February 23, 2009

To the Stockholder
STERLING SMITH CORPORATION
Houston, Texas

We have audited the accompanying statement of financial condition of STERLING SMITH CORPORATION as of December 31, 2008, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STERLING SMITH CORPORATION at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

EEPB, PC

Easley, Endres, Parkhill & Brackendorff, P.C. Certified Public Accountants & Consultants
1333 West Loop South, Suite 1400 | Houston, TX 77027 | Phone: 713.622.0016 | Fax: 713.622.5527 | www.eepb.com

STERLING SMITH CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents, unrestricted	$	273,832
Cash on deposit with clearing broker		2,167
Accounts receivable, commissions		1,315
Securities, at market value		2,026,543
Securities on deposit with clearing broker, at market value		249,070
Total securities		2,275,613
Total assets	$	2,552,927

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	8,519
Stockholder's equity		
Common stock with par value of $.01 per share, 50,000,000 shares authorized, 100,000 issued and outstanding		1,000
Additional paid-in capital		212,000
Retained earnings		2,331,408
Total stockholder's equity		2,544,408
Total liabilities and stockholder's equity	$	2,552,927

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	$ 5,172
Gains on firm securities trading	4,554,436
Interest	279,670
Other income	4
Total revenues	4,839,282
EXPENSES	
Commissions and associate fees	4,451,019
Office and other operating expenses	422,170
Total operating expenses	4,873,189
NET LOSS	$ (33,907)

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, December 31, 2007	$ 1,000	$ 212,000	$ 3,685,315	$ 3,898,315
Dividends paid to stockholder	-	-	(1,320,000)	(1,320,000)
Net loss	-	-	(33,907)	(33,907)
Balance, December 31, 2008	$ 1,000	$ 212,000	$ 2,331,408	$ 2,544,408

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (33,907)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in working capital:	
(Increase) decrease in cash related to changes in assets:	
Accounts receivable and deposits	2,776
Securities	1,211,691
Increase (decrease) in cash related to changes in liabilities:	
Accounts payable	2,186
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,182,746
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends to stockholder	(1,320,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(137,254)
CASH AND CASH EQUIVALENTS, beginning of year*	411,086
CASH AND CASH EQUIVALENTS, end of year*	$ 273,832
INTEREST PAID	$ -
TAXES PAID	$ -

* Amounts do not include cash and securities on deposit with clearing broker.

The accompanying notes are an integral part of the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

STERLING SMITH CORPORATION, a Texas corporation, (the "Company"), was formed on January 25, 1995. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Marketable Securities

Marketable securities owned and on deposit with the Company's clearing broker are recorded at market value based on quoted market prices from national exchanges as of the balance sheet date. The difference between cost and market value is included in income.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Profit and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded in the statement of financial condition.

Marketable securities, including derivative financial instruments, are recorded at market value based on the closing price on nationally traded exchanges at the balance sheet date. Securities not readily marketable are valued at fair value as determined by management. As of year end, there were no positions open on derivative financial instruments.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Revenue Recognition

The Company's revenues are earned primarily from the sale of trading securities to customers. Revenues are recognized as securities are sold, on a trade date basis. The Company's revenue from brokerage commissions is recorded on the settlement date.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable individually for federal income taxes arising from the Company's income. Accordingly, no provision has been made for federal income tax in the accompanying financial statements.

Beginning January 1, 2007, the Company became subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: FEES PAID TO AFFILIATE

The Company pays an office service fee to an affiliated corporation commonly owned by the stockholder. For the year ended December 31, 2008, this fee was $396,000.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is currently in compliance with these requirements.

NOTE 4: SECURITIES

The Company's marketable securities as of December 31, 2008 are summarized as follows:

Description	Fair value
Corporate bonds, $2,445,000 par value	$ 1,859,283
Detachable warrants, Republic of Venezuela, 17,000 shares (no par value)	416,330
Total securities	$ 2,275,613
Bond maturities as follows	
Less than one year	$ 434,954
More than one year and up to ten years	924,809
Over ten years	499,520
Total maturities	$ 1,859,283

The Company adopted SFAS No. 157, "Fair Value Measurements", effective January 1, 2008 for all financial assets and liabilities. SFAS No. 157 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

NOTE 4: SECURITIES *(continued)*

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by SFAS No. 157, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The following table summarizes the valuation of the Company's financial instruments by SFAS No. 157 pricing levels as of December 31, 2008:

	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable Inputs (Level 3)	Fair value at December 31, 2008
Corporate bonds	$ 472,810	$ 1,368,473	$ 18,000	$ 1,859,283
Detachable warrants	416,330	-	-	416,330
Total	$ 889,140	$ 1,368,473	$ 18,000	$ 2,275,613

NOTE 4: SECURITIES *(continued)*

The following table sets forth a reconciliation in the fair value of securities classified as level 3 in the fair value hierarchy:

Level 3 securities, December 31, 2007	$ 167,555
Total losses	(149,555)
Settlements	-
Purchases	-
Level 3 securities, December 31, 2008	$ 18,000

NOTE 5: CONCENTRATIONS

The Company's business consists primarily of trading fixed income securities of non-U.S. issuers, which generally have higher yields than U.S. issuers. Management believes that current economic conditions are conducive for continued demand for these securities and the Company's services.

The Company engages in trading and maintains securities in which counter-parties include other broker-dealers and financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to certain risks. It is the policy of the Company to consider the creditworthiness of each counter-party, as necessary.

NOTE 6: SUBORDINATED LIABILITIES

The company had no subordinated liabilities at any time during the year ended December 31, 2008. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2008.

SUPPLEMENTAL INFORMATION

EEPB Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 23, 2009

Board of Directors
STERLING SMITH CORPORATION
Houston, Texas

We have audited the accompanying financial statements of STERLING SMITH CORPORATION as of and for the year ended December 31, 2008, and have issued our report thereon dated February 23, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in these supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EEPB, PC

Easley, Endres, Parkhill & Brackendorff, P.C. Certified Public Accountants & Consultants
1333 West Loop South, Suite 1400 | Houston, TX 77027 | Phone: 713.622.0016 | Fax: 713.622.5527 | www.eepb.com

STERLING SMITH CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE ATC3-1 OF THE SECURITIES AND EXCHANGE COMMISION

DECEMBER 31, 2008

Net capital computation:	
Stockholder's equity	$ 2,544,408
Unallowable securities	(426,643)
Haircuts on marketable securities, including concentrations	(319,941)
Net capital pursuant to SEC Rule 15c3-1	1,797,824
Net capital required	(100,000)
Excess capital	$ 1,697,824
Net capital required based on leverage:	
Aggregate indebtedness	$ 8,519
Total capital required based on 6 2/3% of liabilities	$ 568

Under its current agreement with the FINRA, the Company is required to maintain net capital of $100,000.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Sterling Smith Corporation and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2008.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Sterling Smith Corporation is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii) by clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The conditions of the exemption were being complied with as of December 31, 2008 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2008.

See accompanying auditors' report.

EEPB *Certified Public Accountants & Consultants*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 23, 2009

Mr. Sterling Smith
STERLING SMITH CORPORATION
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of STERLING SMITH CORPORATION (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

Easley, Endres, Parkhill & Brackendorff, P.C. *Certified Public Accountants & Consultants*
1333 West Loop South, Suite 1400 | Houston, TX 77027 | Phone: 713.622.0016 | Fax: 713.622.5527 | www.eepb.com

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, PC

Sterling Smith Corporation

December 31, 2008

Financial Statements